UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              META Group, Inc.
______________________________________________________________________________

                              (Name of Issuer)


                        Common Stock, $0.01 par value
_____________________________________________________________________________

                         (Title of Class of Securities)


                                 591002100
                ____________________________________________
                              (CUSIP Number)


                             December 31, 1999
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

             (  )   Rule 13d-1(b)
             (  )   Rule 13d-1(c)
             ( X)   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Dale Kutnick


------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                      (a)  (  )
                                                      (b)  (  )

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


------------------------- ----- ------------------------------------------------
                           5    SOLE VOTING POWER

                                1,544,488
       NUMBER OF

                          ----- ------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0


                          ----- ------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 1,544,488


                          ----- ------------------------------------------------
          WITH             8    SHARED DISPOSITIVE POWER

                                0


------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,544,488


------- ------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )





------- ------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        15.3%


------- ------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

------- ------------------------------------------------------------------------

Item 1(a).    Name of Issuer:  META Group, Inc.
              ---------------

Item 1(b).    Address of Issuer's Principal Executive Offices:
              208 Harbor Drive
              Stamford, CT  06912

Item 2(a).     Name of Person Filing:  Dale Kutnick.
              ----------------------

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              ------------------------------------------------------------
              The address of the principal business office of Dale Kutnick is c/o META Group, Inc., 208 Harbor Drive, Stamford, CT 06912.

Item 2(c).    Citizenship:  United States of America.
              ------------

Item 2(d).    Title of Class of Securities:  Common Stock, $0.01 par value.
              -----------------------------

Item 2(e).    CUSIP Number:  591002 10 0
              ------------

Item 3.       If this statement is filed pursuant to Rules 13d-1(b),or 13d-2(b),
              ------------------------------------------------------------------
              check whether the person filing is a:
              -------------------------------------

              (a)( ) Broker or dealer registered under Section 15 of the
                     Securities Exchange Act of 1934 (the "Act").

              (b)( ) Bank as defined in Section 3(a)(6) of the Act.

              (c)( ) Insurance Company as defined in Section 3(a)(19)of the Act.

              (d)( ) Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

              (e)( ) Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

              (f)( ) Employee Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

              (g)( ) Parent Holding Company, in accordance with Rule 13d-1(b)
                     (ii)(G) of the Act.

              (h)( ) Group,in accordance with Rule 13d-1(b)(1)(ii)(H)of the Act.

               Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4.        Ownership.
               ----------


              (a) Amount Beneficially Owned: Dale Kutnick is the record owner of 1,488,238 shares as of December 31, 1999 and holds options to purchase 169,500 shares of which 56,250 shares are exercisable within 60 days after December 31, 1999.


              (b) Percent  of  Class:  15.3%.  The  foregoing  percentage  is calculated based on the 10,104,385 shares of Common Stock reported to be outstanding as of November 9, 1999, in the Quarterly Report on Form 10-Q of META Group, Inc. for the period ended September 30, 1999.

              (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:1,544,488 shares.

                  (ii) shared power to vote or to direct the vote: 0 shares.

                  (iii)sole power to dispose or to direct the disposition of:
                       1,544,488 shares.

                  (iv) shared power to dispose or to direct the disposition
                       of: 0 shares.

               Dale Kutnick disclaims beneficial ownership of all shares of Common Stock except for the shares he holds of record.

Item 5.        Ownership of Five Percent or Less of a Class.
               ---------------------------------------------

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               ----------------------------------------------------------------
               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           2/9/00
                    ___________________________________________________________
                                            Date



                    /s/ Dale Kutnick
                    _________________________________________________________
                                          Signature



                   Dale Kutnick/President, Chief Executive Officer, Co-Research Director and Chairman of the Board
                   _____________________________________________________________
                                         Name/Title